ACTION BY CONSENT IN WRITING IN LIEU OF A MEETING OF

THE BOARD OF DIRECTORS FOR AMERICAN HOUSING INCOME TRUST, INC.

Pursuant to Article III, Section 3(a) of the Bylaws (the “Bylaws”) of American Housing Income Trust, Inc., a Maryland corporation (the “Company”), the Board of Directors unanimously adopts the following resolutions pursuant to Article III, Section 10 of the Bylaws:

WHEREAS, the Board of Directors has been assessing available programs to meet the needs of any future employee benefit plan and/or stock option plan, and means in which it can send a signal to the market that its stock might be undervalued and a good investment, all the while not engaging in any market manipulation. The Board of Directors has concluded that it must move excess cash to potential better investments in the event more favorable alternatives are not available. Finally, the Board of Directors must reduce its cost of capital in light of delays associated with securing effectiveness of its registration statement on Form S-11/A.

WHEREAS, in addition to the aforementioned, the Board of Directors is seeking greater certainty in planning for future purchases of its common stock, and increased liquidity for its shareholders and a tax alternative to dividends as a means of returning money to its shareholders. While the Board of Directors realizes that there are no certainties in the success of a stock repurchase program, it is willing to pursue a program where there might be a positive impact on earnings per share in the future.

WHEREAS, the Board of Directors has concluded, following informal meetings and analysis with its legal counsel, that the Company should implement a stock repurchase program. The Board of Directors has concluded that a legitimate business reason exists for the implementation of a stock repurchase program, and that the stock repurchase program set forth herein must strictly comply with the procedures herein to mitigate against any claims of market manipulation under Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder.

WHEREAS, the Board of Directors has concluded that, at this time, given the stage of the Company’s trading activity on the OTCQB, it cannot qualify for the safe harbor provisions of Rule 10b-18 under the Exchange Act, and therefore is resolving to implement a stock repurchase program intended to protect against claims of manipulation. The Board of Directors has further concluded that, in order to stem off any negative publicity, the stock repurchase program set forth herein must be disclosed on Form 8-K.

WHEREAS, the Board of Directors has concluded, following consultation with its accountants, that a stock repurchase program is desirable and in the Company’s and its shareholders’ best interests. The Company and its accountants have reviewed the Company’s capital position and has had thorough discussions with its accountants and legal counsel. In addition, the Board of Directors has reviewed its articles of incorporation, bylaws, applicable loan agreements, and the pertinent Maryland statutes, and more specifically, Sections 2-310 and 2-311 of the Maryland General Corporations Law, and has determined that no impediments exist for the Company to acquire its own securities.

IT IS HEREBY RESOLVED that, based on the aforementioned findings of the Board of Directors, the Board of Directors implements the “AHIT Stock Repurchase Program” (the “Stock Repurchase Program”) and directs its officers to comply with the following terms and conditions thereof:

1. Term. The Stock Repurchase Program shall be effective on the fifth (5th) business day following the filing of these resolutions with the United States Securities and Exchange Commission on EDGAR. The Term shall expire on the earlier of November, 1, 2016 or determination by the Board of Directors that the original conclusions and determinations by the Board of Directors in support of the Stock Repurchase Program are no longer valid or no longer consistent with the Company’s short-term and long-term objectives. Until such time the Company can avail itself to the Rule 10b-18 safe harbor, the repurchases will be conducted through privately negotiated transactions, and are not being made subject to restrictions on volume, price or timing.

2. Disclosure and Press Release. The Board of Directors authorizes the Chief Executive Officer and President, Jeff Howard, to disclose these resolutions and the Stock Repurchase Program on Form 8-K and to exercise his discretion in issuing a press release. In the event Mr. Howard determines to issue a press release, the press release must disclose the following: (a) the reason for the repurchase, (b) the duration of the repurchases, (c) the approximate number of aggregate dollar amount of shares to be repurchased, (d) the method of purchase, (e) significant corporate development not previously disclosed, if any, (f) the impact of the Stock Repurchase Program on the remaining outstanding shares, and (g) the material terms and conditions of the “Stock Repurchase Program Agreement” between the non-affiliate shareholders and the Company, to the extent one has been approved by the Board of Directors by the time of the release, and if not, the Board of Directors will amend any release to make such a disclosure.

3. Regulation S-K Disclosures. The Board of Directors directs Mr. Howard, and the Company’s Chief Financial Officer and Treasurer, Sean Zarinegar, to coordinate with the Company’s accountants to ensure that accurate disclosures are made pursuant to Regulation S-K, and Forms 10-Q and 10-K, including but not limited to the required tabular information and discussion in the Liquidity and Capital Resources section of the MD&A in future reporting since the implementation of the Stock Repurchase Program might be considered a “known trend” or “commitment” that is reasonably likely to result in a material change to the Company’s liquidity.

4. Impact of Effectiveness of Registration Statement. Once the registration statement on Form S-11/A is deemed effective, the Board of Directors will reassess restructuring the Stock Repurchase Program in order to take advantage of the Rule 10b-18 safe harbor. In the event the Board of Directors determines that the Company will rely solely on the Rule 10b-18 safe harbor, the Board of Directors shall direct its officers to issue a disclosure on Form 8-K and an updated press release, to the extent one was issued under Section 2, above, disclosing that the Stock Purchase Program will be suspended for four calendar weeks in order to comply with the safe harbor rules in light of trading of its stock, and to assess the Stock Repurchase Program in light of Rule 101 and Rule 102 of Regulation M, and rules set forth by FINRA’s Market Regulation Department in monitoring over-the-counter trading.

5. Prohibition Against Insider Trading by Officers and Affiliates. The Board of Directors has concluded that in order to mitigate against any claims of market manipulation during the time period in which it is not eligible for protections under the Rule 10b-18 safe harbor, the Company’s directors, officers and affiliates, including Performance Realty Management, LLC, American Realty Partners, LLC, Sean Zarinegar and Kenneth Hedrick are precluded from participating in the Stock Repurchase Program, until further resolution of the Board of Directors. The Board of Directors further instructs the officers and directors to not disclose any non-public information to any shareholders expressing an interest in the Stock Repurchase Program.

6. Future Announcements or Material Corporate Decisions. If a proposed purchase under the Stock Repurchase Program is “pending,” i.e. agreement executed but the shares not repurchased, and it coincides with the announcement of a material development regarding the Company, the officers shall defer the closing for five (5) days following disclosure of the announcement on Form 8-K in order to allow for the full dissemination of information. Moreover, the five (5) day deferral period also applies to any situation in which the officers are engaged in negotiations or discussions regarding a materially definitive agreement, or material corporate event, such as a merger, acquisition or similar transaction.

APPROVED FOR ENTRY:

Dated: April 4, 2016

/s/Sean Zarinegar

Sean Zarinegar

Chairman of the Board

/s/Jeff Howard

Jeff Howard

Director

/s/Kenneth Hedrick

Kenneth Hedrick

Director

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